As filed with the Securities and Exchange Commission on May 28, 2004
Reg. No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 Powerlinx, Inc.

             (Exact name of registrant as specified in its charter)



         Nevada                                                 50-0006815
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                               identification No.)


                                200 Madonna Blvd.
--------------------------------------------------------------------------------

                           Tierra Verde, Florida 33715
--------------------------------------------------------------------------------

               (Address of principal executive offices) (Zip Code)

                              CONSULTING AGREEMENTS
                            (full title of the plan)

                             George Bernardich, III
                                200 Madonna Blvd.
--------------------------------------------------------------------------------
                           Tierra Verde, Florida 33715
--------------------------------------------------------------------------------

                     (Name and address of agent for service)

                                  727-866-7440
          (Telephone number, including area code, of agent for service)

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                        Proposed maximum      Proposed maximum
                        Amount to be          offering price       Aggregate offering    Amount of
Title of securities     Registered            per share*           Price                 Registration fee
to be registered
----------------------- --------------------- -------------------- --------------------- --------------------
Common Stock                    982,000           $0.19               $186,580              $23.64
($.001 par value)
----------------------- --------------------- -------------------- --------------------- --------------------

     * Computed pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and not as a representation as to any actual proposed price. The offering price per share, maximum aggregate offering price and registration fee is based upon the average of the high and the low price on the over the counter bulletin board on May 27, 2004.

                                EXPLANATORY NOTE

     This Registration Statement on Form S-8 relates to the issuance of up to 932,000 shares of common stock to a consultant.


                                     PART I
              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     Information required by Part I of Form S-8 to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "Securities Act"), is not required to be filed with the Securities and Exchange Commission and is omitted from this registration statement in accordance with the explanatory note to Part I of Form S-8 and Rule 428 of the Securities Act.


                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.  Incorporation of Documents by Reference.

     The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

     o Reference is made to the Registrant's annual report on Form 10-KSB for the year ended December 31, 2003, as filed with the SEC on March 16, 2004, which is hereby incorporated by reference.


     o Reference is made to the Registrant's quarterly report on Form 10-QSB for the period ended March 31, 2004, as filed with the Commission on May 17, 2004, which is hereby incorporated by reference.


     o Reference is made to the Registrant's Registration Statement on Form SB-2, as filed with the Commission on April 22, 2004, which is hereby incorporated by reference and includes a description of the Registrant's common stock.


     o Reference is made to the Registrant's current reports on Form 8-K filed with the Commission for the fiscal year 2003 to date.


Item 4.  Description of Securities.

         Not Applicable.

Item 5.  Interests of Named Experts and Counsel.

     The validity of the shares of common stock offered hereby will be passed upon for the Registrant by Sichenzia Ross Friedman Ference LLP, 1065 Avenue of Americas, 21st flr., New York, NY 10018.

Item 6.  Indemnification of Directors and Officers.

     The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by Nevada law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Bylaws provided that the Registrant shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Nevada law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.  Exemption from Registration Claimed.

         Not Applicable.

Item 8.  Exhibits.

EXHIBIT
NUMBER   EXHIBIT
------   -------

4.1  2004 Consultant Services Agreement with Basit Hussain dated May 25, 2004

4.2  2004 Consultant Services Agreement with Tejal Patel dated May 1, 2004

4.3  2004 Consultant Services Agreement with Donald Gleason dated April 1, 2004

4.4  2004 Consultant Services Agreement with Tom Ghinis dated April 1, 2004

5.1  Opinion of Sichenzia Ross Friedman Ference LLP

23.1 Consent of Sichenzia Ross Friedman Ference LLP is contained in Exhibit 5.1

23.2 Consent of Aidman, Pisar & Company, P.A.

24.1 Power of Attorney (included in the Signature Page)

Item 9.  Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Tierra Verde, State of Florida, on May 28, 2004.

                                 POWERLINX, INC.


By: /s/ George S. Bernardich, III
    ---------------------------------------
    George S. Bernardich, CEO and Chairman

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                                         TITLE                                    DATE

/s/ George S. Bernardich, III              CEO and Chairman                          May 28, 2004
--------------------------------
    George S. Bernardich, III


/s/ Douglas Bauer                          Chief Financial Officer and Secretary     May 28, 2004
--------------------------------           (Principal Accounting Officer)
    Douglas Bauer


/s/ Myles Gould                            Director                                  May 28, 2004
--------------------------------
    Myles Gould


/s/ Dr. Bradford Gould                     Director                                  May 28, 2004
--------------------------------
    Dr. Bradford Gould



/s/ Martin A. Traber                       Director                                  May 28, 2004
--------------------------------
    Martin A. Traber


/s/ James A. Williams                      Director                                  May 28, 2004
--------------------------------
    James A. Williams


/s/ William B. Edwards                    Director                                  May 28, 2004
--------------------------------
    William B. Edwards


/s/ Francisco Sanchez                     Director                                  May 28, 2004
--------------------------------
    Francisco Sanchez

/s/ Douglas McIntyre                     Director                                   May 28, 2004
--------------------------------
    Douglas McIntyre


EXHIBIT
NUMBER   EXHIBIT
------   --------

4.5  2004 Consultant Services Agreement with Basit Hussain dated May 25, 2004

4.6  2004 Consultant Services Agreement with Tejal Patel dated May 1, 2004

4.7  2004 Consultant Services Agreement with Donald Gleason dated April 1, 2004

4.8  2004 Consultant Services Agreement with Tom Ghinis dated April 1, 2004

5.1  Opinion of Sichenzia Ross Friedman Ference LLP

23.3 Consent of Sichenzia Ross Friedman Ference LLP is contained in Exhibit 5.1

23.4 Consent of Aidman, Pisar & Company, P.A.

24.1 Power of Attorney (included in the Signature Page)